UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G/A


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1 )*


                       Wintrust Financial Corporation
--------------------------------------------------------------------------------
                              (Name of Issuer)


                                Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 97650W108
                           ----------------------
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement o. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages)





                             Page 1 of 5 pages

------------------------------                           -----------------------
    CUSIP No. 97650W108                 13G                 Page 2 of 5 Pages
------------------------------                           -----------------------


--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Emmett D. McCarthy
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OR ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
                                  5   SOLE VOTING POWER
          NUMBER OF
            SHARES                         45,241
         BENEFICIALLY           ---------------------------------------------
           OWNED BY               6   SHARED VOTING POWER
             EACH
          REPORTING                          438,238
            PERSON              ------------------------------------------------
             WITH                  7  SOLE DISPOSITIVE POWER

                                             45,241
                                ------------------------------------------------
                                      SHARED DISPOSITIVE POWER

                                             438,283
--------------------------------------------------------------------------------
     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          483,524
--------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                        5.9%
--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

                                        IN
--------------------------------------------------------------------------------


                    *SEE INSTRUCTION BEFORE FILLING OUT!





                             Page 2 of 5 pages

Item 1(a)          Name of Issuer:

                   Wintrust Financial Corporation
                   -------------------------------------------------------------

        (b)        Address of Issuer's Principal Executive Offices:

                   727 North Bank Lane
                   -------------------------------------------------------------

                   Lake Forest, Illinois 60045
                   -------------------------------------------------------------

Item 2(a)          Name of Person Filing:

                   Emmett D. McCarthy

        (b)        Address of Principal Business Office:

                   The address of the principal business office of each of the above-named persons is:

                   570 Crabtree Lane
                   Lake Forest, Illinois 60045

        (c)        Citizenship:

                   U.S.A.

        (d)        Title of Class of Securities:
                   Common Stock
                   -------------------------------------

        (e)        CUSIP Number:
                   97650W108
                   -------------------------------------

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         Not Applicable

         (a)     ( )     Broker or Dealer registered under Section 15 of the Act

         (b)     ( )     Bank as defined in Section 3(a)(6) of the Act

         (c)     ( )     Insurance Company as defined in Section 3(a)(19) of
                         the Act

         (d)     ( )     Investment Company registered under Section 8 of the
                         Investment Company Act

         (e)     ( )     Investment Adviser registered under Section 203 of the
                         Investment Advisers Act of 1940

         (f)     ( )     Employee Benefit Plan, Pension Fund which is subject
                         to the provisions of the Employee Retirement Income
                         Security Act of 1974 or Endowment Fund

         (g)     ( )     Parent Holding Company, in accordance withss.240.13d-1
                         (b)(1)(ii)(G)

         (h)     ( )     Group, in accordance withss.240.13d-1 (b)(1)(ii)(H)



                             Page 3 of 5 pages

Item 4   Ownership

         (a)     Amount Beneficially Owned         483,524 shares
                                                --------------------------------
         (b)     Percent of Class                  5.9%
                                                --------------------------------
         (c)     Number of shares as to which such person has:
                (i)   Sole power to vote
                      or to direct the vote        45,241 shares*
                                                --------------------------------
               (ii)   Shared power to vote
                      or to direct the vote        438,283 shares**
                                                --------------------------------
               (iii)  Sole power to dispose or
                      to direct the
                      disposition of               45,241 shares*
                                                --------------------------------
               (iv)   Shared power to dispose
                      or to direct the
                      disposition of               438,283 shares**
                                                 -------------------------------

       -------------

       * Includes 28,874 shares held in the Sarah Katherine Adams Trust, an irrevocable trust of which Mr. McCarthy is trustee. Mr. McCarthy disclaims beneficial ownership of such shares.

       ** Includes 173,661 shares, 28,962 shares subject to currently exercisable warrants and 17,689 shares subject to currently exercisable options to purchase shares which are held in the Alan W. Adams Family Trust, and 171,320 shares, 28,962 shares subject to currently exercisable warrants and 17,689 shares subject to currently exercisable options to purchase shares which are held in the Sarah K. Adams Family Trust, both irrevocable trusts of which Mr. McCarthy is co-trustee. Mr. McCarthy disclaims beneficial ownership of these shares.

Item 5   Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

            Not Applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person

            See Item 4 above.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.

Item 8   Identification and Classification of Members of the Group

         Not Applicable.




                             Page 4 of 5 pages

Item 9     Notice of Dissolution of Group

           Not Applicable.

Item 10    Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Date: February 10, 1999

                                      /s/ Emmett D. McCarthy
                                      ------------------------------------------
                                      Emmett D. McCarthy



                             Page 5 of 5 pages